UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X]Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.See Instruction 1(b)

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 of Section 30(f) of the Investment Company Act of 1940.

                        Commission File Number 000-20841

                           UGLY DUCKLING CORPORATION
             (Exact name of registrant as specified in its charter)

             Delaware                           86-0721358
   (State of other jurisdiction of           (I.R.S. employer
    incorporation or organization)          identification no.)

                      2525 East Camelback Road, Suite 500
                             Phoenix, Arizona 85016
               (Address of pricipal executive officer) (ZIP Code)
       Registrant's telephone number, including area code: (602) 852-6600

1. Name and Address of Reporting Person(s)
   Splaver, Eric J.
   2525 East Camelback Road, Suite 500
   Phoenix, Arizona  85016
2. Issuer Name and Ticker or Trading Symbol
   Ugly Duckling Corporation (UGLY)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   03/99
5. If Amendment, Date of Original (Month/Year)
6. Relationship  of Reporting  Person(s) to Issuer  (Check all  applicable)
   [ ] Director                          [ ] 10% Owner
   [ ] Officer  (give  title  below)     [X] Other  (specify below)
       Former Controller/Officer
7. Individual or Joint/Group  Filing (Check  Applicable  Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  03/02/99    M        9,280%        A  $0.86 %      9,280%         I  Indirect &
Common Stock - Unchanged                                                                         37,840         I  Indirect &


















Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  %               03/02/99       M %                        9,280 %          %            %
to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  03/02/99  Common Stock                   9,280%        %           17,530%       I   Indirect &
to buy)



Explanation of Responses:

% These options were granted under the Incentive Plan on 11/17/98, 1/15/98, 06/01/96 and 06/30/95 at exercise prices ranging between $8.25 and $.86 per share. Generally, these options will expire six years following the respective grant dates. No option is exercisable before eight months from date of grant. Thereafter, options generally vest and become exercisable as follows: 20.0% per year. The 11/17/98 and 1/15/98 grants were repricings/cancellations of earlier option grants. The end of month balance equals the beginning of month balance as previously reported less the exercise of the option reported in this statement (26,810 - 9,280 = 17,530). The 3/2/99 exercise was a portion of the 6/30/95 grant at an exercise price of $.86 per share.

& These securities are held indirectly by the Reporting Person through the Eric J. Splaver & Jennifer L. Splaver Revocable Trust U/A 5/5/95. The Reporting Person has sole and/or shared investment and voting power with regard to all of the UGLY securities held in the trust.

@    Power of Attorney is included and made a part of this filing.


SIGNATURE OF REPORTING PERSON
/S/ JUDITH A. BOYLE                4/8/99
-------------------                ------
By: Judith A. Boyle                  Date
@ Attorney-in-Fact
For: Eric J. Splaver

                               POWER OF ATTORNEY

I hereby appoint Steven P. Johnson, Judith A. Boyle and Steven D. Pidgeon, and each of them, attorney-in-fact for me, each with full power of substitution, to prepare, execute and deliver on my behalf reports required to be filed by me pursuant to Section 16 of the Securities Exchange Act of 1934, as amended ("Section 16"), and Rule 144 and Rule 145 under the Securities Act of 1933 (singly or collectively ("Rule 144")). Among other things, each attorney-in-fact is authorized to file original reports (either electronically or otherwise), signed by me or on my behalf, on Forms 3, 4 and 5, and Form 144 with the Securities and Exchange Commission, and to provide any necessary copies of such signed forms to The NASDAQ Stock Market and Ugly Duckling Corporation as required by the rules under Section 16 and Rule 144 as in effect from time to time.

     This power of attorney is effective from the date hereof until September 1, 1999, unless earlier revoked or terminated.


                               /s/ ERIC J. SPLAVER
                               -------------------
                                   Eric J. Splaver


Dated:   April 28, 1998